Exhibit 99.2

DESCARTES REPORTS FISCAL 2016 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Revenues and Operating Performance; Acquisition Line of Credit Expanded to $150 million

WATERLOO, Ontario — March 3, 2016 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2016 fourth quarter (Q4FY16) and year (FY16) ended January 31, 2016. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our track record of consistent, profitable investment and growth has helped build a stable and efficient network platform that the global logistics community relies on,” said Edward J. Ryan, Descartes' CEO. “With our global team of domain experts, a focus on cash generation and our expanded debt facility, we believe we have the right platform and the capital capacity to continue to grow the Global Logistics Network to help our customers meet the challenges of the ever-changing logistics landscape."

FY16 Financial Results
•	Revenues of $185.0 million, a record high, up 8% from $170.9 million in the same period a year ago (FY15). The approximate impact of changes in foreign exchange rates on revenues was negative $11.7 million from FY15 to FY16;
•	Services revenues of $176.3 million, up 11% from $159.1 million in FY15. Services revenues comprised 95% of total revenues for FY16;
•	Cash provided by operating activities of $54.2 million, up 9% from $49.5 million in FY15;
•	Net income of $20.6 million, up 36% from $15.1 million in FY15;
•	Earnings per share on a diluted basis of $0.27, up 29% from $0.21 in FY15;
•	Adjusted EBITDA of $60.9 million, a record high, up 17% from $52.0 million in FY15. Adjusted EBITDA as a percentage of revenues was 33%, up from 30% in FY15; and
•	Adjusted EBITDA per share on a diluted basis of $0.80, up 10% from $0.73 in FY15.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY16 and FY15 (dollar amounts, other than per share amounts, in millions):

	FY16	FY15
Revenues	185.0	170.9
Services revenues	176.3	159.1
Gross margin	71%	68%
Cash provided by operating activities	54.2	49.5
Net income	20.6	15.1
Earnings per diluted share	0.27	0.21
Adjusted EBITDA	60.9	52.0
Adjusted EBITDA as a % of revenues	33%	30%
Adjusted EBITDA per diluted share	0.80	0.73

Q4FY16 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY16 included:
•	Revenues of $48.0 million, up 8% from $44.3 million in the fourth quarter of fiscal 2015 (Q4FY15) and up 1% from $47.4 million in the previous quarter (Q3FY16). The approximate impact of changes in foreign exchange rates on revenues was negative $2.0 million (from Q4FY15 to Q4FY16) and negative $0.6 million (from Q3FY16 to Q4FY16);
•	Services revenues of $46.3 million, up 12% from $41.5 million in Q4FY15 and up 2% from $45.5 million in Q3FY16. Services revenues comprised 96% of total revenues for the quarter;
•	Cash provided by operating activities of $16.2 million, up 24% from $13.1 million in Q4FY15 and up 21% from $13.4 million in Q3FY16;
•	Net income of $5.4 million, up 50% from $3.6 million in Q4FY15 and up 4% from $5.2 million in Q3FY16;
•	Earnings per share on a diluted basis of $0.07, up 40% from $0.05 in Q4FY15 and consistent with Q3FY16;
•	Adjusted EBITDA of $16.3 million, up 17% from $13.9 million in Q4FY15 and up 3% from $15.8 million in Q3FY16. Adjusted EBITDA as a percentage of revenues was 34%, up from 31% in Q4FY15 and up from 33% in Q3FY16; and
•	Adjusted EBITDA per share on a diluted basis of $0.21, up 17% from $0.18 in Q4FY15 and consistent with Q3FY16.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY16	Q3 FY16	Q2 FY16	Q1 FY16	Q4 FY15
Revenues	48.0	47.4	45.2	44.4	44.3
Services revenues	46.3	45.5	42.8	41.7	41.5
Gross margin	72%	72%	70%	70%	69%
Cash provided by operating activities	16.2	13.4	12.8	11.9	13.1
Net income	5.4	5.2	5.1	4.9	3.6
Earnings per diluted share	0.07	0.07	0.07	0.06	0.05
Adjusted EBITDA	16.3	15.8	14.6	14.2	13.9
Adjusted EBITDA as a % of revenues	34%	33%	32%	32%	31%
Adjusted EBITDA per diluted share	0.21	0.21	0.19	0.19	0.18

Cash Position
At January 31, 2016, Descartes had $37.2 million in cash. Cash has decreased $15.8 million in Q4FY16 primarily due to the acquisition of Oz Development, Inc. as discussed below, partially offset by cash provided by operating activities. Cash has decreased $80.9 million in FY16 primarily due to the acquisitions of MK Data Services LLC, BearWare, Inc. and Oz Development, Inc. (described below), partially offset by strong cash flow from operations.

The table set forth below provides a summary of cash flows for Q4FY16 and FY16 in millions of dollars:

	Q4FY16	FY16
Cash provided by operating activities	16.2	54.2
Purchase of marketable securities	(0.7)	(4.7)
Additions to property and equipment	(0.9)	(4.3)
Acquisition of subsidiaries, net of cash acquired	(29.4)	(120.9)
Issuance of common shares, net of issuance costs	-	0.2
Settlement of stock options	-	(2.6)
Effect of foreign exchange rate on cash	(1.0)	(2.8)
Net change in cash	(15.8)	(80.9)
Cash, beginning of period	53.0	118.1
Cash, end of period	37.2	37.2

Debt Facility Increased from $77 million to $150 million
On March 2, 2016, Descartes amended its $77.0 million revolving debt facility with a new senior secured credit facility (“Credit Facility”). The Credit Facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The Credit Facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The Credit Facility has a five year maturity with no fixed repayment dates prior to the end of the five year term. Borrowings under the facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The Credit Facility contains certain customary representations, warranties and guarantees, and covenants.

Acquisition of Oz Development, Inc.
On November 25, 2015, Descartes acquired Oz Development, Inc., a leading US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes. The solutions help a growing SMB community connect to, and integrate with, leading ERP, CRM, e-commerce and supply chain platforms. The total purchase price for the acquisition was $29.5 million, net of cash acquired, which was funded with cash on hand.

Descartes Evolution – 2016 User Group Conference
From April 5-7, 2016, Descartes will be hosting Descartes Evolution at the Hilton West Palm Beach.  Evolution, Descartes' Global User & Partner conference, is the pinnacle event where Descartes customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes’ product development plans, and learn more about Descartes solutions and how to improve their operations.  Registration information is available at www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, March 3. Designated numbers are +1 866 229-4144 for North America and +1 416 216-4169 for international, using Passcode 8424891#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until March 10, 2016, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8424891#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, cloud-based solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
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Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' future, opportunities and business; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eleven acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY16, Q3FY16, Q2FY16, Q1FY16 and Q4FY15, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY16	Q3FY16	Q2FY16	Q1FY16	Q4FY15
Net income, as reported on Consolidated Statements of Operations	5.4	5.2	5.1	4.9	3.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.1	0.1	0.1	0.2
Interest income	-	-	(0.1)	(0.1)	(0.1)
Income tax expense	1.4	1.9	1.8	2.1	1.2
Depreciation expense	1.1	0.8	0.8	0.7	0.9
Amortization of intangible assets	7.3	6.9	6.0	6.0	6.2
Stock-based compensation and related taxes	0.4	0.5	0.5	0.3	0.5
Acquisition-related expenses	0.6	0.4	0.4	0.1	0.7
Restructuring charges	-	-	-	0.1	0.7
Adjusted EBITDA	16.3	15.8	14.6	14.2	13.9

Weighted average diluted shares outstanding (thousands)	76,423	76,421	76,396	76,344	76,303
Diluted earnings per share	0.07	0.07	0.07	0.06	0.05
Adjusted EBITDA per diluted share	0.21	0.21	0.19	0.19	0.18

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated Statements of Operations for the years ended January 31, 2016 and 2015, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY16	FY15
Net income, as reported on Consolidated Statements of Operations	20.6	15.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	1.1
Interest income	(0.2)	(0.3)
Income tax expense	7.2	6.8
Depreciation expense	3.4	3.0
Amortization of intangible assets	26.2	21.7
Stock-based compensation and related fees and taxes	1.7	1.7
Acquisition-related expenses	1.4	2.1
Restructuring charges	0.1	0.8
Adjusted EBITDA	60.9	52.0

Weighted average diluted shares outstanding (thousands)	76,409	71,584
Diluted earnings per share	0.27	0.21
Adjusted EBITDA per diluted share	0.80	0.73

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,
	2016	2015
ASSETS
CURRENT ASSETS
Cash	37,213	118,053
Short-Term marketable securities	4,639	-
Accounts receivable (net)
Trade	25,614	22,613
Other	3,131	3,257
Prepaid expenses and other	4,673	4,327
Inventory	155	474
Deferred income taxes	-	8,572
	75,425	157,296
PROPERTY AND EQUIPMENT, NET	8,604	7,829
DEFERRED INCOME TAXES	16,804	16,510
DEFERRED TAX CHARGE	906	-
INTANGIBLE ASSETS, NET	133,562	115,126
GOODWILL	217,486	147,440
	452,787	444,201
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,473	4,620
Accrued liabilities	16,844	16,695
Income taxes payable	2,086	4,112
Deferred revenue	16,639	14,720
	40,042	40,147
LONG-TERM DEFERRED REVENUE	941	589
LONG-TERM INCOME TAXES PAYABLE	3,672	3,450
DEFERRED INCOME TAXES	6,097	9,630
	50,752	53,816

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,761,184 at January 31, 2016 (January 31, 2015 – 75,480,492)	252,471	247,839
Additional paid-in capital	446,747	450,623
Accumulated other comprehensive loss	(34,880)	(25,212)
Accumulated deficit	(262,303)	(282,865)
	402,035	390,385
	452,787	444,201

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2016	2015	2014

REVENUES	184,993	170,860	151,294
COST OF REVENUES	53,859	54,879	49,043
GROSS MARGIN	131,134	115,981	102,251
EXPENSES
Sales and marketing	22,424	20,404	16,681
Research and development	31,293	28,077	25,881
General and administrative	21,607	20,333	20,509
Other charges	1,491	2,876	6,512
Amortization of intangible assets	26,222	21,715	17,999
	103,037	93,405	87,582
INCOME FROM OPERATIONS	28,097	22,576	14,669
INTEREST EXPENSE	(522)	(1,088)	(993)
INTEREST INCOME	195	333	57
5.INCOME BEFORE INCOME TAXES	27,770	21,821	13,733
INCOME TAX EXPENSE
Current	1,443	2,784	1,768
Deferred	5,765	3,978	2,353
	7,208	6,762	4,121
NET INCOME	20,562	15,059	9,612
EARNINGS PER SHARE
Basic	0.27	0.21	0.15
Diluted	0.27	0.21	0.15
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,595	70,559	62,841
Diluted	76,409	71,584	64,370

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2016	2015	2014
OPERATING ACTIVITIES
Net income	20,562	15,059	9,612
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	3,377	3,295	3,396
Amortization of intangible assets	26,222	21,715	17,999
Stock-based compensation expense	1,577	1,543	2,523
Other non-cash operating activities	(392)	-	-
Deferred tax expense	5,765	3,978	2,353
Deferred tax charge	22	-	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	764	3,999	3,650
Other	203	4,869	2,164
Prepaid expenses and other	(86)	141	91
Inventory	314	859	(535)
Accounts payable	(412)	(3,121)	146
Accrued liabilities	25	(294)	2,051
Income taxes payable	(1,690)	(73)	596
Deferred revenue	(2,008)	(2,492)	(1,432)
Cash provided by operating activities	54,243	49,478	42,614
INVESTING ACTIVITIES
Purchase of marketable securities	(4,667)	-	-
Additions to property and equipment	(4,309)	(2,679)	(2,385)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(120,853)	(82,152)	(58,737)
Cash used in investing activities	(129,829)	(84,831)	(61,122)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	20,000	46,262
Payment of debt issuance costs	-	(386)	(692)
Repayments of debt and other financial liabilities	-	(63,305)	(3,722)
Issuance of common shares for cash, net of issuance costs	158	140,724	3,633
Settlement of stock options	(2,590)	(405)	(1,361)
Cash (used in) provided by financing activities	(2,432)	96,628	44,120
Effect of foreign exchange rate changes on cash	(2,822)	(5,927)	(545)
(Decrease) increase in cash	(80,840)	55,348	25,067
Cash, beginning of period	118,053	62,705	37,638
Cash, end of period	37,213	118,053	62,705